UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

LogSearch, Inc.

Nevada	333-115053	09-0420135
(State of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Yu Lei Bay, Lipu, Guangxi, P.R. China
(Address of principal executive offices)		(Zip Code)

86-773-723 3098
(Company’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

LogSearch, Inc.
Yu Lei Bay, Lipu,
Guangxi, P.R. China

INFORMATION STATEMENT

LogSearch, Inc. (the “Company”) is mailing this information statement on or about May 22, 2007, to the holders of record of shares of its common stock as of the close of business on May 17, 2007, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this information statement because the Company plans to:

•	Appoint Fangde Zhang as the new Chairman, and Jiajie Chen, Jianqiang Peng, and Shaoqiu Li as members of the Board of Directors; and

•	Accept the resignation of Biao Tan from the Board of Directors.

The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the “SEC”) and transmitted to you.

Biao Tan acquired approximately 85% of the issued and outstanding shares of common stock of the Company from James Durward pursuant to the terms and conditions of two stock purchase agreements, dated as of March 20, 2007 and March 21, 2007, among the Buyer, the Seller and the Company (the “Stock Purchase Agreement”). For your reference, please note that the Company filed a copy of the Stock Purchase Agreement as exhibit 10.1 to its Current Report on Form 8-K filed with the SEC on March 21, 2007.

On April 18, 2007, as previously reported in the Company’s Report on Form 8-K, filed on April 23, 2007, the Company consummated the Merger Transaction, whereby LGSE Merger Sub, Inc. (“SUB”), a wholly owned subsidiary of the Company, merged with and into China Lipu Paper Limited (“CLP”), pursuant to the terms and conditions of that certain Agreement and Plan of Merger, dated as of April 18 2007, by and among the Company, SUB, CLP, and the shareholders of CLP, as more particularly described in the Company’s Reports on Form 8-K, dated April 23, 2007. As a result of the Merger Transaction, CLP, the surviving corporation, became the Company’s wholly owned subsidiary.

As contemplated by the Merger Transaction, Biao Tan tendered an undated resignation from the Company’s Board of Directors and as an officer of the Company, prior to her resignation, elected Fangde Zhang as the new Chairman, and also elected Jiajie Chen, Jianqiang Peng, and Shaoqiu Li as directors (collectively, the “New Directors”). The Chairman and New Directors will take office as directors effective upon the expiration of the statutory ten (10) day waiting period following the filing by the Company with the SEC of this Information Statement pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, relating to the change in control of the Board occasioned by their election to the Board (the “Effective Date”), and the resignation of Biao Tan will become effective.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of May 17, 2007, 48,077,968 shares of the Company’s common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of May 17, 2007, concerning shares of common stock of the Company, the only class of its securities that are issued and outstanding, held by (1) each stockholder known by the Company to own beneficially more than five percent of the common stock, (2) each director of the Company, (3) each executive officer of the Company, and (4) all directors and executive officers of the Company as a group:

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percentage of Common Stock (2)
Biao Tan (3)	18,000,000	37.44%
Fangde Zhang (4)	5,978,587	12.44%
Jiajie Chen (5)	2,049,801	4.26
Shaoqiu Li (5)	1,878,984	3.9
Jianqiang Peng (5)	1,878,984	3.9
Mingzhu Zhang (6)	0	0
Jinhua Shu (7)	0	0
All directors and executive officers as a group (6 persons)	11,786,356	24.51%

(1)
Each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him. Percentages of less than one percent have been omitted from the table. The address for each of the individuals listed in the table is: Yu Lei Bay, Lipu, Guangxi, P.R. China. This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

(2)	Calculated on the basis of 48,077,968 shares of common stock issued and outstanding as of May 17, 2007.
(3)	Mr. Tan is the former CEO, CFO and current Chairman of the Board of the Company.
(4)	Fangde Zhang became CEO/ Chairman of the Company as of April 30, 2007.
(5)	Jiajie Chen, Shaoqiu Li, and Jianqiang Peng became Directors of the Company as of April 30, 2007.
(6)	Mingzhu Zhang became CFO of the Company as of April 30, 2007.
(7)	Jinhua Shu became Secretary of the Company as of April 30, 2007. Secretary

Change in Control Arrangements

Pursuant to the Transactions, the CLP Shareholders acquired control of the Company on the terms and conditions set forth in the Agreement and Plan of Merger.

Immediately prior to the closing of the Transaction, Biao Tan served as members of the Board of Directors. As contemplated by the Merger Transaction, immediately following the closing of the Transaction, (1) the Buyer was appointed to the Board of Directors, (2) Biao Tan tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the Buyer, after the closing of the Transaction, and (3) the parties agreed to appoint the Fangde Zhang as the new Chairman, and also elected Jiajie Chen, Jianqiang Peng, and Shaoqiu Li as directors at a future date to be determined.

With the completion of the Transaction, the appointment of Biao Tan to the Board of Directors and the resignation of James Durward from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Biao Tan, Director, Chief Executive and Chief Financial Officer

Mr. Tan, born in September 1970, age 36, served as Director, CEO and CFO of the Company since March 21, 2007. Mr. Tan has been employed as a Human Resource Director by Jing Ying Zhi Mo Industry (Shenzhen) Company Limited from August 2005 until now, where he manage the company's human resource department. He was employed as a Human Resource manager by Jiangmen Dong Mei Electronics Industry Company Limited from 2003 until July 2005, where he also managed the company's human resource department.

Mr. Tan does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr.Tan and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Tan (or any member of his immediate family) had or is to have a direct or indirect material interest.

Fangde Zhang, Chairman, Chief Executive Officer

Fangde Zhang, 51 years old, joined Guangxi Forestry Lipu Paper Company Limited in 1990. Fangde Zhang has served as the company’s chairman and chief executive officer since 1997.

Fangde Zhang does not hold any other directorships with reporting companies in the United States. There are no family relationships between Fangde Zhang and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Fangde Zhang (or any member of his immediate family) had or is to have a direct or indirect material interest.

Jiajie Chen, Director

Jiajie Chen, 49 years old, joined Guangxi Forestry Lipu Paper Company Limited since 1981. Jiajie Chen has served as the company’s vice president and head of research and development department since 1997. Chen has 25 years of experience in paper manufacturing and recycling.

Jiajie Chen does not hold any other directorships with reporting companies in the United States. There are no family relationships between Jiajie Chen and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Jiajie Chen (or any member of his immediate family) had or is to have a direct or indirect material interest.

Jianqiang Peng, Director

Jiangqiang Peng, 40 years old, joined Guangxi Forestry Lipu Paper Company Limited in 1999, and has served as company’s vice president and head of sales department since 2001.

Jiangqiang Peng does not hold any other directorships with reporting companies in the United States. There are no family relationships between Jiangqiang Peng and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Jiangqiang Peng (or any member of his immediate family) had or is to have a direct or indirect material interest.

Shaoqiu Li, Director

Shaoqiu Li, 52 years old, joined Guangxi Forestry Lipu Paper Company Limited in 1970 and has 30 years of experience in paper manufacturing industry. Shaoqiu Li has served as the company’s vice president since 1990.

Shaoqiu Li does not hold any other directorships with reporting companies in the United States. There are no family relationships between Shaoqiu Li and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Shaoqiu Li (or any member of his immediate family) had or is to have a direct or indirect material interest.

Officers

Fangde Zhang, Chief Executive Officer and Chairman

Information about Fangde Zhang is set forth above under “Directors and Nominees.”

Jinhua Shu, Secretary

Jinhua Shu, 35 years old, graduated from Guangxi Electromechanical College in 1992. Jinhua Shu joined Guangxi Forestry Lipu Paper Company and has served as the company’s IT Department Manager and Human Resource Department Manager since November 2000.

Jinhua Shu does not hold any other directorships with reporting companies in the United States. There are no family relationships between Jinhua Shu and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Jinhua Shu (or any member of her immediate family) had or is to have a direct or indirect material interest.

Mingzhu Zhang, Chief Financial Officer

Mingzhu Zhang, 25 years old, majored in accounting and graduated from Guangxi Economics and Management College in 2002. Mingzhu Zhang joined Guangxi Forestry Lipu Paper Company and has served as the chief financial officer of the company since 2002.

Mingzhu Zhang does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mingzhu Zhang and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mingzhu Zhang (or any member of his immediate family) had or is to have a direct or indirect material interest.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Since inception, the Company has been operated by its Executive Officers and Directors at no compensation and no compensation has been paid or accrued to date. No Executive Officer or Director is expected to be paid in excess of $50,000 within the next twelve (12) months. There are currently no employment contracts with any Officers or Directors of the Company. The Company has no pension or profit sharing plan. The Company may change or increase salaries as profits and cash flow allow; however, there are no present plans to do so.

To date, no compensation has been awarded to, earned by or paid to Mr. Tan, in his capacity as chief financial officer and chairman of the board and President of the Company, respectively.

Director Compensation

The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

LogSearch, Inc.

Biao Tan